UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

HARTFORD GREAT HEALTH CORP.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

41653H106

(CUSIP Number)

Lianyue Song

8832 Glendon Way

Rosemead, CA 91770

(626) 321-1915

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36117V204

1	NAMES OF REPORTING PERSONS Lianyue Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,165,200 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 85,165,200 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,165,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 100,108,000 shares of Common Stock outstanding as of February 29, 2024, as reported by the Issuer to the Reporting Person.

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Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Report”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Hartford Great Health Corp., a company incorporated in the state of Nevada (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 8832 Glendon Way, Rosemead, CA 91770.

Item 2.	Identity and Background

Lianyue Song is an individual and an investor. Other than his ownership of common stock of the Issuer by himself, he does not own any other securities of the Issuer nor is a party to any contract, agreement or understanding required to be disclosed herein.

During the last five years, Mr. Song has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of shares of the Company was the personal funds of Mr. Song.

Item 4.	Purpose of Transaction

As of the date hereof, the Reporting Persons do not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

(a), (b) The Reporting Person, currently beneficially own 85,165,200 shares of Common Stock, which represents 85% of the outstanding shares of Common Stock of the Issuer. Such percentage and the percentages below are calculated based on 100,108,000 shares of Common Stock outstanding as of November 27, 2023 (as reported in the Issuer’s Form 10-Q filed with the SEC on December 12, 2023). The following summarizes the Reporting Persons’ acquisition and disposition of shares of Common Stock, all of which have been previously reported on Form 3 filing made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the Issuer made on Forms 10-Q, Forms 10-K, and proxy statements .Mr. Song purchased 20,000,000 shares from the Issuer for cash on November 11, 2018. On June 1, 2023 then acquire an additional 65,165,200 shares for cash from 10 shareholders of the Issuer.

The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement other than the securities actually owned by such person, if any.

(c) Other than as reported herein and Item 6, the Reporting Person has not affected any transactions in the Common Stock during the past 60 days of this Report.

(d) Other than as described herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 85,165,200 shares of Common Stock of the Issuer over which Mr. Song has beneficial ownership.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for an Acceleration Program Participation Agreement between the Issuer, Mr. Song and US Unicorn Foundation Inc. wherein in exchange for 4,004,320 shares of common stock owned by Mr. Song, Unicorn will render consulting services to the Issuer to expedite its business goals and to help with those services required to prepare the Issuer to up-list to an appropriate stock exchange, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
1	Stock Purchase Agreement dated November 11, 2018, by and between Mr. Song and the Issuer..

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

LIANYUE SONG

By:	/s/ Lianyue Song
Name:	Lianyue Song

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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